Exhibit 1

FOR IMMEDIATE RELEASE

Agrium and PotashCorp Announce Receipt of Final Regulatory Clearance and Set

Closing Date for Merger of Equals

Saskatoon, Saskatchewan and Calgary, Alberta, December 27, 2017 – Potash Corporation of Saskatchewan Inc. (PotashCorp) (TSX and NYSE: POT) and Agrium Inc. (TSX and NYSE: AGU) are pleased to announce today that they have received clearance from the United States’ Federal Trade Commission and have now obtained all regulatory approvals required to close their proposed merger of equals transaction. The transaction is expected to close effective January 1, 2018 and remains subject to customary closing conditions.

“This final clearance marks a significant milestone in bringing two industry leaders together,” said Chuck Magro, President and Chief Executive Officer of Agrium. “Given our extensive integration planning work, we expect to move quickly upon closing to begin delivering on the many strategic benefits and synergy potential of this combination.”

“We are pleased to have received final regulatory clearance and look forward to the formation of Nutrien,” said Jochen Tilk, President and Chief Executive Officer of PotashCorp. “Nutrien will build upon the impressive legacies and best practices of both companies to create long-term value for all our stakeholders.”

With the closing of the transaction on January 1, 2018, the common shares of Nutrien are expected to commence trading on the Toronto Stock Exchange (TSX) and the New York Stock Exchange under the ticker symbol “NTR” at the opening of market on January 2, 2018. Trading of Agrium common shares and PotashCorp common shares is expected to be suspended at the opening of market on January 2, 2018, and such shares will be delisted at the close of market on the same date. Cash entitlements in lieu of fractional Nutrien common shares will be based on the trading price of the Nutrien common shares on the TSX on the first five days of trading on such exchange. Such entitlements will be delivered as soon as practicable thereafter to former Agrium and PotashCorp shareholders who have submitted their duly completed letters of transmittal and elections forms in accordance with the procedures described in the applicable letter of transmittal and election form.

Additional information on the merger between Agrium and PotashCorp can be found at the following website http://www.worldclasscropinputsupplier.com/. Information about Agrium and PotashCorp can be found under their respective corporate profiles on SEDAR at www.sedar.com or on EDGAR at www.sec.gov, respective websites at www.agrium.com and www.potashcorp.com, or by contacting the representatives below.

About PotashCorp

PotashCorp is the world’s largest crop nutrient company and plays an integral role in global food production. The company produces the three essential nutrients required to help farmers grow healthier, more abundant crops. With global population rising and diets improving in developing countries, these nutrients offer a responsible and practical solution to meeting the long-term demand for food. PotashCorp is the largest producer, by capacity, of potash and one of the largest producers of nitrogen and phosphate. While agriculture is its primary market, the company also produces products for animal nutrition and industrial uses. Common shares of Potash Corporation of Saskatchewan Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange.

About Agrium

Agrium Inc. is a major global producer and distributor of agricultural products, services and solutions. Agrium produces nitrogen, potash and phosphate fertilizers, with a combined wholesale nutrient capacity of approximately eleven million tonnes and with significant competitive advantages across our product lines.

Agrium supplies key products and services directly to growers, including crop nutrients, crop protection, seed, as well as agronomic and application services, thereby helping growers to meet the ever growing global demand for food and fibre. Agrium retail-distribution has an unmatched network of approximately 1,500 facilities and over 3,300 crop consultants who provide advice and products to our grower customers to help them increase their yields and returns on hundreds of different crops. With a focus on sustainability, the company strives to improve the communities in which it operates through safety, education, environmental improvement and new technologies such as the development of precision agriculture and controlled release nutrient products. Agrium is focused on driving operational excellence across our businesses, pursuing value-enhancing growth opportunities and returning capital to shareholders. For more information visit: www.agrium.com.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws. All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: the completion of the proposed transaction, the expected completion date thereof and the timing for commencement of trading of Nutrien common shares and the timing for the suspension of trading and delisting of Agrium common shares and PotashCorp common shares.

Forward-looking statements in this press release are based on certain key expectations and assumptions made by Agrium and PotashCorp, including expectations and assumptions concerning the time necessary to satisfy the remaining customary conditions to the closing of the transaction. These dates may change for a number of reasons, including the need for additional time to satisfy conditions to the completion of the transaction. Although Agrium and PotashCorp believe that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Agrium and PotashCorp can give no assurance that they will prove to be correct.

Agrium and PotashCorp disclaim any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

Agrium Contacts

Investor/Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell

Director, Investor Relations

(403) 225-7437

aginvest@agrium.com

PotashCorp Contacts

Investors:

Denita Stann

Senior Vice President, Investor and Public Relations

(306) 933-8521

IR@potashcorp.com

Media:

Randy Burton

Director, Public Relations and Communications

(306) 933-8849